MASTERWORKS

Courtney Kinsella <ckinsella@masterworks.com>

🖼 Launching Now 🖼 | Cecily Brown (△ 1.17 | $557K)

Masterworks <support@masterworks.com> Tue, Aug 8, 2023 at 9:28 AM
To: ckinsella@masterworks.com



LAUNCHING NOW
TOP PERFORMER
To date, Masterworks has exited 3 offerings from this artist
BOOMING MARKET
She had the 2nd highest turnover of any living female artist at auction

0% SOLD OUT

INVEST NOW

Why We Have Conviction in Brown's Market

1

To date, Masterworks has exited 3 offerings[1] from Brown with Annualized Returns (net of all costs and fees) of 77.3%, 35.0%, and 27.3% to investors from the initial offering.


77.3% IRR
259 Days Held


35.0% IRR
686 Days Held


27.3% IRR
604 Days Held

2

Brown's Sharpe Ratio is over double that of the S&P 500 and the Art Market.[2]


0.44
S&P 500
0.54
All Art
▲ 1.17
Brown's
Market

3

According to Artnet's 2022 Artprice Report, Brown had the 2nd highest turnover of any living female artist at auction.



4

In April 2023, the Metropolitan Museum of Art opened a major career survey of the artist's work.


THE
MET
CECILY
BROWN
DEATH AND
THE MAID

INVEST NOW

Initial Price Offering is $557,000

More information on the Offering Circular can be found at sec.gov

1."Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

2. The risk-adjusted appreciation, otherwise known as “Sharpe Ratio”, can be used to evaluate the total performance of an asset, portfolio, or in this case the artist’s market, and indicates how well the artist’s market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Cecily Brown has a risk-adjusted appreciation of 1.17. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as “repeat sales”), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist’s first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. “Repeat sales” exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist’s main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

All-Art: Reflects the average of the annual returns across the time period relative to the selected artist market minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard Poor’s CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns across the time period relative to the selected artist market minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Masterworks may, from time to time, engage in “testing the waters” under Regulation A of the Securities Act of 1933, as amended, for the offerings currently filed with (but not yet qualified by) the SEC. This process allows companies to determine whether there may be interest in an eventual offering of their securities. Masterworks is not under any obligation to make an offering under Regulation A. We may choose to make an offering to some, but not all, of the people, who indicate an interest in investing, and that offering might not be made under Regulation A. If we go ahead with an offering, we will only be able to make sales after we have filed an offering statement with the SEC and the SEC has “qualified” the offering statement. The information in the offering statement will be more complete than any information provided on our website, and could differ in important ways. You must consider fully the information provided in the offering statement filed with (and qualified by) the SEC prior to making any investment decision. No money or other consideration is being solicited at this time for any pre-qualified offering, and if sent in response, will not be accepted.

No offer to buy the securities for a pre-qualified offering can be accepted and no part of the purchase price can be received by the issuer or anyone else until the offering statement filed by the Masterworks issuer with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance is given after the date of qualification. An indication of interest involves no obligation or commitment of any kind by either party.

Masterworks is not registered, licensed or supervised as a broker-dealer by the SEC or the Financial Industry Regulatory Authority (FINRA).

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281

Download on the App Store

GET IT ON Google Play